
15007762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2015
189

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2014 AND 2013

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2014 AND 2013

Contents

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees:

We have audited the accompanying statement of net assets available for benefits of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014, and the related notes to the financial statements. Johnson Controls' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees as of December 31, 2014 and 2013, and the results of its changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.



Milwaukee, Wisconsin
June 17, 2015

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2014	2013
Assets		
Investments		
Investment in Master Trust	$ 232,331,777	$ 230,732,181
Receivables		
Employer contributions	171,381	129,709
Participant contributions	291,848	264,104
Notes receivable from participants	5,241,970	5,590,099
	5,705,199	5,983,912
Net assets available for benefits	$ 238,036,976	$ 236,716,093

See the notes to the financial statements

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2014
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 5,996,271
Other investment income	3,914,250
Interest on notes receivable from participants	172,111
	10,082,632
Contributions:	
Participants	15,241,249
Employer	5,297,462
	20,538,711
Total additions	30,621,343
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	28,351,902
Administrative expenses	379,735
Total deductions	28,731,637
Transfers to other plans, net	(568,823)
Net increase	1,320,883
Net assets available for benefits, beginning of year	236,716,093
Net assets available for benefits, end of year	$ 238,036,976

See the notes to the financial statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Global Workforce Solutions (formerly Integrated Facilities Management), a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within three benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate either pre-tax or after-tax contributions not to exceed nineteen percent (19%) of their gross annual compensation combined. The maximum after-tax contribution limit is seven percent (7%) of their eligible annual compensation. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2014 and 2013, Plan assets of $63,974,521 and $63,965,708, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.50%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the Johnson Controls, Inc. Savings and Investment Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946 "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the statements of financial position as of December 31, 2014 and 2013 for the Master Trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 1.62% and 1.71% for the years ended December 31, 2014 and 2013, respectively. The average yields based on the interest credited to participants were 1.68% and 1.58% for the years ended December 31, 2014 and 2013, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2014 and 2013 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2014 for the Master Trust are presented in Note 9.

The Plan had approximately a six percent (6%) interest in the assets of the Master Trust at December 31, 2014 and 2013.

At December 31, 2014 and 2013, participant forfeitures of non-vested employer contributions of $174,748 and $234,952, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 17, 2015, the date which the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2014	December 31, 2013
Investments at fair value as determined by quoted market price (direct):		
BlackRock S&P 500 Index Fund, 281,774 and 290,029 shares, respectively	$ 21,548,852	$ 19,505,785
BlackRock U.S. Debt Index Fund, 637,846 shares	12,116,654	*
Vanguard Primecap Adm Fund, 147,455 and 138,154 shares, respectively	15,711,337	13,225,474
BlackRock Lifepath 2020 Fund, 1,012,624 and 1,049,408 shares, respectively	13,672,549	13,417,839
BlackRock Lifepath 2025 Fund, 1,127,705 and 1,002,246 shares, respectively	15,257,055	12,824,444
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 2,931,195 and 3,341,818 shares, respectively	41,212,596	49,793,094
Investments at contract value:		
Fixed Income Fund, 20,544,638 and 21,897,608 units, respectively	20,544,638	21,897,608

* Asset was not greater than 5% in the respective year.

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price (direct):	
Mutual Funds	$ 8,300,153
Investments at fair value as determined by quoted market price (indirect):	
Common Stock Fund	(2,911,644)
Other Separate Accounts	607,762
	(2,303,882)
Net increase in fair value	$ 5,996,271

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 89,644,455	$ 65,872,223	$ —	$ 155,516,678
Common Stock Fund	41,212,596	—	—	41,212,596
Other Separate Accounts	15,057,865	—	—	15,057,865
Fixed Income Fund	—	20,544,638	—	20,544,638
Total assets at fair value	$ 145,914,916	$ 86,416,861	$ —	$ 232,331,777

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 83,115,967	$ 62,279,936	$ —	$ 145,395,903
Common Stock Fund	49,793,094	—	—	49,793,094
Other Separate Accounts	13,645,576	—	—	13,645,576
Fixed Income Fund	—	21,897,608	—	21,897,608
Total assets at fair value	$ 146,554,637	$ 84,177,544	$ —	$ 230,732,181

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities. In the event a direct quoted market price is not available, the fair value of the fund holdings are determined by using pricing inputs that are either directly or indirectly observable and therefore classified as Level 2 assets. During 2014, the fund holdings and pricing methodologies used by certain of the funds were clarified for reporting under the fair value hierarchy. As a result, those investments are now classified as Level 2 investments compared to the previous classification of Level 1. All Mutual Fund amounts classified as Level 2 at December 31, 2014 and 2013 were transferred from Level 1.

Common Stock Fund: The fair value for the Johnson Controls Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2014 and 2013, the Plan held 2,931,195 units and 3,341,818 units, respectively, of the Johnson Controls Common Stock Fund at unit values of $14.06 and $14.90, respectively.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. During 2014, the fund holdings and pricing methodology used by the Fund were clarified for reporting under the fair value hierarchy. As a result, those investments are now classified as Level 2 investments compared to the previous classification of Level 1. All Fixed Income Fund amounts classified as Level 2 at December 31, 2014 and 2013 were transferred from Level 1. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The statements of financial position as of December 31, 2014 and 2013 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2014 for the Master Trust are presented below.

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2014	2013
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 2,563,398,420	$ 2,335,122,558
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	834,802,107	982,206,000
Other Separate Accounts	307,527,067	255,998,487
	1,142,329,174	1,238,204,487
Investments at contract value:		
Fixed Income Fund:		
At fair value	422,858,647	451,330,377
Adjustment from fair value to contract value	(7,423,757)	(9,278,491)
At contract value	415,434,890	442,051,886
Notes receivable from participants	76,735,224	76,907,756
Net assets available for benefits	$ 4,197,897,708	$ 4,092,286,687

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2014
Additions	
Additions to net assets attributed to:	
Investment gain (loss):	
Mutual Funds	$ 131,503,549
Common Stock Fund	(55,882,335)
Other Separate Accounts	12,193,922
	87,815,136
Contributions:	
Participants	181,735,087
Employer	125,998,404
	307,733,491
Other investment income	78,451,553
Interest on notes receivable from participants	2,437,869
Total additions	476,438,049
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	366,793,151
Administrative fees	4,417,786
Total deductions	371,210,937
Net increase prior to transfers from other plans	105,227,112
Transfers from other plans, net	909
Net increase	105,228,021
Net assets available for benefits, beginning of year	4,092,286,687
Net assets available for benefits, end of year	$ 4,197,514,708

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN #025, EIN: 39-0380010

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Retirement Government Money Market Portfolio	**	$ 5,505,440
*	Fidelity	Low-Priced Stock Fund	**	4,732,029
*	Fidelity	Fixed Income Fund	**	20,544,638
	Metropolitan West	High Yield Bond Fund	**	1,073,272
	BlackRock	Midcap Equity Index	**	6,333,599
	BlackRock	S&P 500 Index	**	21,548,852
	BlackRock	EAFE Equity Index	**	9,309,285
	BlackRock	U.S. Debt Index	**	12,116,654
	BlackRock	Lifepath Retirement	**	11,698,423
	BlackRock	Lifepath 2020	**	13,672,549
	BlackRock	Lifepath 2025	**	15,257,055
	BlackRock	Lifepath 2030	**	9,885,541
	BlackRock	Lifepath 2035	**	6,195,773
	BlackRock	Lifepath 2040	**	3,355,205
	BlackRock	Lifepath 2045	**	2,843,181
	BlackRock	Lifepath 2050	**	1,537,334
	BlackRock	Lifepath 2055	**	1,427,162
	Vanguard	Windsor II Fund	**	2,182,037
	Templeton	Global Bond Adv.	**	1,198,074
	Vanguard	Primecap Adm Fund	**	15,711,337
	JP Morgan	Mid Cap Value Fund	**	8,614,384
	Invesco	Small Cap Growth	**	2,630,135
	Dodge & Cox	International Stock	**	3,316,417
	State Street Global Advisors	Real Asset	**	104,969
	Thompson, Siegel & Walmsley	Small Cap Value Fund	**	2,412,147
	Artisan Partners	Mid-Cap Growth Fund	**	5,846,317
	MFS	International Growth Equity	**	2,067,372
*	Johnson Controls	Common Stock Fund	**	41,212,596
	Total investments			232,331,777
*	Participant Loans	3.25% - 9.50%		5,241,970
	Total investments and participant loans			$ 237,573,747

* Represents a party-in-interest

** Cost basis omitted for participant directed investments

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES

By: 

Brian J. Stief
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 17, 2015

JOHNSON CONTROLS BUILDING EFFICIENCY RETIREMENT SAVINGS PLAN/ACCOUNT LEVEL EMPLOYEES
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-173326 on Form S-8 of Johnson Controls, Inc. of our report dated June 17, 2015, relating to the statements of net assets available for benefits of the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which appears in the December 31, 2014 annual report on Form 11-K of Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees Plan.



Milwaukee, Wisconsin
June 17, 2015